UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT __)*

                             TUMI RESOURCES LIMITED
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   899694 10 3
                                 (CUSIP Number)


              CRAIG A. STONER, ESQ., 455 SHERMAN STREET, SUITE 300,
                         DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                FEBRUARY 9, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 899694 10 3                                               Page 2 of 11


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      1            NAMES OF REPORTING PERSONS                        NICK DEMARE

                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                   Only)
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                   (See Instructions)                                    (b) [ ]
--------------------------------------------------------------------------------
      3            SEC USE ONLY
--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS (See Instructions)
                   PF
--------------------------------------------------------------------------------
      5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION
                   CANADA
--------------------------------------------------------------------------------
                                   7              SOLE VOTING POWER
      NUMBER OF                                   1,169,725
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY                     8              SHARED VOTING POWER
        EACH                                     -0-
      REPORTING    -------------------------------------------------------------
    PERSON WITH
                                   9              SOLE DISPOSITIVE POWER
                                                  1,169,725
                   -------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER
                                                  -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                   1,169,725
--------------------------------------------------------------------------------
      12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                         [ ]
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.7%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------------------------------------------------------------------------------

INCLUDE  BOTH SIDES OF THE COVER PAGE,  RESPONSES  TO ITEMS 1-7          2 OF 11
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 899694 10 3                                               Page 3 of 11


ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Tumi Resources Limited (the "Issuer"). The Issuer's principal executive offices are located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA.


ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Nick DeMare.

Mr. DeMare beneficially owns shares of the Issuer's common stock in his own name and through DNG Capital Corp. ("DNG Capital").

Mr. DeMare is a citizen and resident of Canada. Mr. DeMare's business address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA.

Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd. ("Chase"), a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Chase's address is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 CANADA. Mr. DeMare is also an officer and director of the Issuer.

During the last five years, Mr. DeMare has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. DeMare and DNG Capital acquired shares of the Issuer's common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market. In addition, Mr. DeMare and DNG Capital have sold shares in private transactions and through the public market. All of the transactions were funded through Mr. DeMare's personal funds or the working capital of DNG Capital.

During the last 60 days, Mr. DeMare and DNG Capital have acquired and disposed of shares of the Issuer's common stock, the details of which are as follows:





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CUSIP No. 899694 10 3                                               Page 4 of 11


DNG CAPITAL CORP.



                                                          Source of Funds
                    No. of Shares       Purchase/         (personal, bank,            Method of Acquisition
 Date of            Acquired or        Sale Price         working capital,                or Disposition
 Transaction         (Disposed)           CDN$          affiliate, from the             (private/public)
                                                          Issuer, other)



 12/10/2003             1,000             1.40             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 12/10/2003            (1,000)            1.40             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/11/2003             4,000             1.40             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 12/11/2003            (4,000)            1.40             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/12/2003           (10,000)            1.45             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/12/2003             9,500             1.40             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/12/2003            13,500             1.40             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/12/2003            (1,000)            1.45             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/12/2003             1,000             1.40             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 12/12/2003              (500)            1.45             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/15/2003            (5,000)            1.50             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/15/2003             5,000             1.50             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/16/2003             1,200             1.50             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/16/2003             1,000             1.50             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/16/2003            (3,000)            1.56             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market




CUSIP No. 899694 10 3                                               Page 5 of 11


 12/16/2003            (3,700)            1.60             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/17/2003             1,000             1.45             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/18/2003             6,300             1.40             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/18/2003             2,000             1.40             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/18/2003             1,000             1.40             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/18/2003             1,000             1.45             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/19/2003             2,500             1.25             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/22/2003             1,000             1.42             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/22/2003             1,000             1.40             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/22/2003             5,000             1.33             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 12/22/2003            (1,000)            1.35             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/22/2003            (4,000)            1.32             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/23/2003             5,000             1.44             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 12/23/2003            (5,000)            1.44             N/A                         Acquisition of
                                                                                       Common shares in the
                                                                                       public market



CUSIP No. 899694 10 3                                               Page 6 of 11


 12/23/2003             2,000             1.35             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 12/24/2003             5,000             1.30             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 12/24/2003            (5,000)            1.30             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/19/2003            (5,000)            1.38             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/30/2003             5,000             1.33             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried our privately
 12/30/2003            (5,000)            1.33             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 12/31/2003            (5,000)            1.41             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/02/2004            (5,000)            1.40             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/02/2004             5,000             1.40             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 01/02/2004             2,500             1.36             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 01/04/2004             5,000             1.42             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 01/04/2004            (5,000)            1.42             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/05/2004            (5,000)            1.40             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market


CUSIP No. 899694 10 3                                               Page 7 of 11

 01/05/2004             2,100             1.36             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 01/07/2004             1,400             1.36             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 01/07/2004            (1,400)            1.36             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/08/2004             3,600             1.36             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 01/08/2004            (3,600)            1.39             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/08/2004            (3,900)            1.39             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/12/2004            (3,000)            1.49             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/12/2004            (3,100)            1.49             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/16/2004             3,000             1.35             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 01/16/2004             1,000             1.35             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 01/16/2004            (4,000)            1.47             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 01/16/2004             1,000             1.35             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 01/19/2004             1,000             1.40             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 01/23/2004               800             1.36             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 01/23/2004             3,200             1.36             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market


CUSIP No. 899694 10 3                                               Page 8 of 11


 01/26/2004             2,000             1.40             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 01/27/2004            (3,000)            1.52             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 02/01/2004             3,000             1.52             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 02/02/2004             1,500             1.47             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 02/02/2004            (6,000)            1.50             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 02/02/2004            (3,000)            1.52             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 02/02/2004            (3,000)            1.52             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 02/03/2004             3,000             1.50             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 02/03/2004            (6,000)            1.49             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 02/04/2004             2,500             1.45             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 02/04/2004            (2,500)            1.45             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 02/04/2004             1,500             1.45             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market
 02/05/2004             2,000             1.42             Personal                    Acquisition of
                                                                                       Common shares in the
                                                                                       public market




CUSIP No. 899694 10 3                                               Page 9 of 11


 02/06/2004             3,000             1.49             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 02/06/2004            (3,000)            1.49             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market
 02/09/2004             3,500             1.49             Personal                    Acquisition of
                                                                                       Common shares
                                                                                       carried out privately
 02/09/2004            (3,500)            1.49             N/A                         Disposition of
                                                                                       Common shares in the
                                                                                       public market

ITEM 4.    PURPOSE OF TRANSACTION.

(a) Mr. DeMare is holding his shares of the Issuer (including shares held by DNG Capital) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through DNG Capital, or through other entities).

Mr. DeMare does not have any other present plans or proposals which relate to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

CUSIP No. 899694 10 3                                              Page 10 of 11

(i)  a  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. DeMare will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.  Interest in Securities of the Issuer.

(a) As of February 9, 2004, Mr. DeMare owned beneficially 1,169,725 (7.7%, based upon 15,134,200 shares outstanding as of February 9, 2004) of the Issuer's common shares. Mr. DeMare's beneficial ownership includes:

     Individually, 658,575 shares of the Issuer's common stock, options to acquire an additional 166,000 common shares, including 41,000 at a price of CDN$0.23/share, 20,000 at CDN$0.55/share, 65,000 at CDN$0.57 and 40,000 at
     CDN$1.16.

     Through DNG Capital, 145,150 shares of the Issuer's common stock, warrants to acquire an additional 200,000 common shares, including 60,000 at a price of CDN$0.40/share up to December 13, 2004, and 140,000 at CDN$1.00/share up to March 4, 2004 and CDN$1.15/share up to March 4, 2005.

(b) Mr. DeMare has the sole power to vote and to dispose of 1,169,725 of the Issuer's common shares.

(c) During the prior 60 days, Mr. DeMare and DNG Capital did not have any transactions in the shares of the Issuer, other than as described above in
     Item 3. See "Item 3. Source and Amount of Funds or Other Consideration."

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of common shares held by Mr. DeMare or DNG Capital.

(e) As of February 9, 2004, Mr. DeMare continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.

CUSIP No. 899694 10 3                                              Page 11 of 11

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   February 25, 2004                 By:    /s/ Nick DeMare
      ------------------------------            --------------------------------
                                                 Nick DeMare